THOMPSON & KNIGHT LLP
	ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO VITÓRIA
DIRECT DIAL: (713) 951-5807 EMAIL: William.Heller@tklaw.com	THREE ALLEN CENTER 333 CLAY STREET • SUITE 3300 HOUSTON, TEXAS 77002-4499 (713) 654-8111 FAX (713) 654-1871 www.tklaw.com
May 12, 2006

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	GeoMet, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed April 14, 2006
File No. 333-131716

Dear Mr. Schwall:

Thank you for the comments included in your letter dated April 26, 2006. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.

General

1.	We remind you of prior comment 1 and 2 and await the information requested in prior comments 3 and 7. We note your decision regarding an underwritten public offering. Any amendments to this registration statement filed subsequent to, or concurrently with, such a filing should be revised to discuss that offering and reflect changes resulting from that offering.

Response:

We note prior comments 1 and 2, and we have endeavored to make corresponding changes throughout the amended registration statement. Additionally, you should be in possession of all exhibits as well as all artwork and graphics, with the exception of the Precedent Agreement that the Company entered into in March 2006 with East Tennessee Natural Gas, LLC, which has been filed as an exhibit to the amended registration statement in a modified form to protect certain

Mr. H. Roger Schwall

May 12, 2006

confidential information and has also been submitted under separate cover in accordance with Rule 406 of Regulation C.

As to prior comment 3, the Company intends to submit an application to list with the Nasdaq National Market and believes that it will satisfy all of the initial listing criteria thereof upon the completion of the concurrent underwritten offering. We have updated the registration statement to so indicate.

With respect to prior comment 7, we will provide prices to complete the price range at which we expect the selling stockholders to sell their shares as the Company gets closer to the pricing of its underwritten public offering.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 26

Corporate Information, page 7

2.	We note your response to prior comment 14 and reissue the comment. Revise to provide further information regarding how you have or intended to achieve the results you indicate in the revised text by virtue of the merger to provide further clarification regarding the reasons for the merger.

Response:

We have revised the disclosure as follows to provide further information regarding how the merger of Old GeoMet into new GeoMet improved the company’s financial flexibility, simplified its capital structure, and created a more suitable corporate structure:

“The merger and related acquisition of the minority interest in Old GeoMet improved our financial flexibility, simplified our capital structure, and by aligning the interests of all equity holders, created a corporate structure more suited to a sale, public offering or other liquidity alternative for equity holders. Prior to our acquisition of the remaining minority interest in Old GeoMet, Old GeoMet held all of our gas assets and was, therefore, the borrower under bank credit facilities secured by such assets. We provided financing, management and other services to Old GeoMet, and Old GeoMet owed us $40 million in senior subordinated debt which had been advanced to fund exploration and development projects. Our acquisition of Old GeoMet eliminated the senior subordinated debt owned to us, combined our management and other personnel with the assets held by Old GeoMet that we managed, aligned the interests of our respective equity holders, and simplified our overall corporate structure. As a consequence of the elimination of the senior subordinated debt, borrowing capacity increased and financial flexibility was improved. The alignment of the interests of equity

Mr. H. Roger Schwall

May 12, 2006

holders simplified our planning with respect to various liquidity alternatives and, generally, made it easier for investors and others to understand our company.”

Liquidity and Capital Resources, page 36

3.	We have reviewed your expanded disclosure surrounding your dewatering of coalbeds in response to prior comment 26. Please confirm, if true, that you do not incur any environmental liability with the disposal of the water from the wells or expand your disclosure accordingly.

Response:

The Company confirms that it does not presently incur, and has not incurred in the past, any environmental liability in the water treatment and disposal processes. Of course, as noted in the risk factors section, including the risk factor entitled “We may face unanticipated water disposal costs”, the Company could incur future environmental remediation liabilities to the extent that it does not comply with the terms of permits, operate in accordance with the legal requirements of federal, state, local and foreign authorities, or experiences an accidental discharge of water without proper treatment.

Business, page 42

Areas of Operation, page 42

4.	We are unable to locate, in your expanded disclosure in response to prior comment 32 where you have provided disclosure (i) of the amount of the estimated future development costs and (ii) to indicate whether or not the historical sources of your reserve additions are expected to continue, as previously requested. Please advise or expand your disclosure accordingly.

Response:

The disclosure that you requested is included on page 47 in the section “Historical Finding and Development Costs”. We have added the disclosure of estimated future development cost at December 31, 2005 of $76.3 million in the first paragraph, third sentence. Regarding our expectation of historical reserve additions continuing, we have disclosed on page 47, paragraph 2, that “We have a large property position, consisting of over 255,000 net acres of CBM exploration and development rights, including almost 77,000 net undeveloped acres in our two development areas, with 586 additional drilling locations. We expect that exploration and development activities on these properties, not acquisitions of proved reserves from third parties, will be the principal source of our future proved reserve additions. Nonetheless, our historical finding and development costs may not be indicative of those costs in the future, as exploring for and

Mr. H. Roger Schwall

May 12, 2006

developing CBM involves a variety of risks and we are unable to predict the amount or timing of future proved reserve additions or the costs that we may incur in connection with any such reserve additions.”

Note that we replaced the historical finding and development costs in the Gurnee and Cahaba sections in the “Areas of Operation”, pages 43 and 44, with the section labeled “Historical Finding and Development Costs” on page 47.

Appalachian Basin, page 43

5.	You reference the precedent agreement entered into in March 2006 between the company and East Tennessee Natural Gas, LLC. Consistent with the requirements of Item 601 of Regulation S-K, please file this agreement as an exhibit to the extent it constitutes a material contract.

Response:

The Precedent Agreement that the Company entered into in March 2006 with East Tennessee Natural Gas, LLC, has been filed as an exhibit to the amended registration statement in a modified form to protect certain confidential information and has also been submitted under separate cover in accordance with Rule 406 of Regulation C

Executive Compensation, page 56

6.	Consistent with the requirements of Item 402 of Regulation S-K, please include a description of the Incentive Bonus Pool Plan filed as Exhibit 10.5 to the registration statement.

Response:

Our officers are not participants in the Incentive Bonus Pool Plan. Officer bonus compensation was determined at the sole discretion of the compensation committee and was not subject to a formal plan. We have revised our disclosure to clarify this and to address the staff’s comment by including a description of the Incentive Bonus Pool Plan on page 59 under the heading “Incentive Bonus Pool Plan” and by revising our disclosure regarding the determination of officer bonus compensation on page 58 under the heading “Officer Bonus Program” to provide additional information. The text of these sections is as follows:

“Incentive Bonus Pool Plan

We established an Incentive Bonus Pool Plan (the “Bonus Plan”) in 2001 to provide a performance incentive and a retention vehicle for certain of our key non-executive management, technical and professional employees. Our

Mr. H. Roger Schwall

May 12, 2006

compensation committee administers the Bonus Plan. Awards consist of pool units that are fictional ownership units in the incentive bonus pool where the maximum number of pool units of the Bonus Plan cannot exceed 1,000 units. Amounts credited to the incentive bonus pool for a plan year equal 2% of our annual un-audited consolidated pre-tax income. Awards under the Bonus Plan are paid in installments over three years, 50% of the award in year one and installments of 25% each are paid in the succeeding two years, subject to the participant’s continuing employment with us. In the event of change of control as defined each participant’s unpaid incentive bonus becomes fully vested. Our board of directors may terminate the Bonus Plan at any time and pay outstanding awards.”

“Officer Bonus Program

Our officer bonus compensation was previously determined at the sole discretion of our compensation committee and was not subject to any formal plan. Beginning in 2006, certain of our officers’ bonus compensation will be based on us achieving four targeted performance measures. These performance measures are annual production, year-end proved reserve quantities, annual EBITDA and three-year finding and development costs. Each of these performance measures carries a 25% weight in determining the total bonus amount. The bonus amount determined by achieving the targeted performance measures will range from a minimum of 25% of each such officer’s bonus target percentage of annual base salary compensation to a maximum of 175% of such target percentage. The bonus target percentages of annual base salary compensation for our chief executive officer, our chief financial officer and our two senior vice presidents are 60%, 50%, 40% and 40%, respectively. Our chief executive officer may recommend that any or all of the individual bonuses (except his own), as so determined be adjusted by an absolute 25% of the bonus percentage arrived at by such weighted formula based on subjective individual performance factors. The compensation committee may make further adjustments to increase or decrease individual bonuses based on subjective performance factors.”

Consolidated Statements of Operations and Comprehensive Income, page F-4

7.	Please revise your caption Income tax provision to include reference to the benefit for the fiscal year ended December 31, 2005.

Response:

The caption “Income tax provision” has been revised to “Income tax (benefit) expense”.

8.	Please revise your presentation of the components of other comprehensive income (loss) to comply with paragraph 25 of SFAS 130, which requires disclosure of the

Mr. H. Roger Schwall

May 12, 2006

amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

Response:

On pages F-4 and F-5, the caption “Foreign currency translation adjustment” has been revised to “Foreign currency translation adjustment, net of income tax of $0.”

Stock Based Compensation, page F-12

9.	We note from your response to prior comment 42 that you applied the “income approach” for purposes of valuing your privately issued common stock. Please explain the difference between the income approach you reference in your response with the “net asset value methodology” you identify under this heading as your approach to estimate the market value of your common stock at grant date. In addition, please expand your disclosure to address the following:

•	Disclose the following for equity instruments granted during the 12 months prior to the date of the most recent balance sheet:

°	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
°	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

•	Discuss the following in your MD&A:

°	The significant factors, assumptions, and methodologies used in determining fair value;
°	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated price that the selling share holders will obtain from the sale of their shares through this registration statement;
°	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Mr. H. Roger Schwall

May 12, 2006

Response:

The term “net asset value methodology” referenced in the Stock Compensation footnote on page F-12 as the method used to determine the fair market value of our common stock is the exact same method as the income approach described in our response to your comment #42. We have changed the wording in the footnote on page F-12 to replace “net asset value methodology” with “income approach” to be consistent with our response and to use a term that more accurately describes the method used. We have conformed Note-1—Stock Compensation with MD&A and added the following additional disclosure to MD&A accordingly:

“Given the lack of an active public market for our common stock, our compensation committee established the fair value of our common stock for incentive stock option awards based on the recommendation of senior management using the best information available on the date of grant. We used the income method except when there was other, more conclusive evidence of fair value, such as a recent arms-length event or transaction involving the acquisition or exchange of our common stock. Determining the fair value of our common stock required making complex and subjective judgments regarding a number of variables and data points. We used the income method in lieu of other acceptable methods because the income method applies cash flow modeling and assumptions similar to those used in determining the PV-10 of our proved gas reserves. We did not obtain a contemporaneous valuation by an unrelated valuation specialist for the options granted during 2005 because we believed that both our senior management and the management of our majority shareholder had adequate expertise and experience in valuing gas properties and entities with gas exploration, production and development activities.

Information on stock option grants during the year ended December 31, 2005 is summarized as follows:

Date of Issuance	Type of equity issuance	Number of options granted	Exercise Price	Fair market value estimate per common share	Intrinsic value per share

01/24/05	Employee Options	65,244	$6.98	$6.98	$-
06/01/05	Employee Options	88,000	7.64	7.64	-

Mr. H. Roger Schwall

May 12, 2006

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value.

Factors considered by our compensation committee in establishing the fair value of our common stock at the various grant dates have included the following:

°	the most recent valuation of our proved gas reserves prepared by independent reservoir engineers;
°	the future price of natural gas;
°	the relative risks associated with estimating production and costs from different categories of reserves;
°	the discount factor used to approximate the time value of money;
°	the significant uncertainty surrounding the determination of estimated quantities of gas reserves;
°	the valuation of other assets and liabilities;
°	arms-length transactions involving our common stock; and
°	general industry and economic trends.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and the Price that Selling Stockholders Will Obtain From the Sale of Their Shares.

As set forth in the table above, we granted stock options with exercise prices ranging from $6.98 to $7.64 during the year ended December 31, 2005. The reasons for the difference between the exercise price range of $6.98 and $7.64 and the estimated selling range included in this offering are as follows:

•	Increases in the spot and futures price of natural gas used to determine the value of our natural gas reserves. Average well head gas prices increased $0.14 per Mcf, or 2.3%, from $6.01 per Mcf at December 31, 2004 to $6.15 per Mcf at June 30, 2005. Gas prices further increased $3.87 per Mcf, or 62.9%%, from June 30, 2005 to $10.02 per Mcf at December 31, 2005;
•	Increases in the quantities of proved reserves owned by us and increases in the level of daily production volume resulting from our ongoing successful drilling program at Gurnee and Pond Creek. Quantities of proved reserves increased 13 Bcf, or 6.2%, from 210 Bcf at December 31, 2004 to 213 Bcf at June 30, 2005. Quantities of proved reserves further increased 50 Bcf, or 23.5%, from June 30, 2005 to 263 Bcf at December 31, 2005; and
•	Increases in the market values of successful publicly traded exploration and production companies. Indices for oil and gas stock prices increased 87.14 points, or 29.3%, from 297.42 at December 2004 to 384.56 at June 2005. Indices for oil and gas stock prices further increased 66.22 points, or 17.2%, from June 2005 to 450.78 at December 2005.

Mr. H. Roger Schwall

May 12, 2006

Supplemental Financial and Operating Information on Gas Exploration, Development and Production Activities (Unaudited),

10.	We note from review of your calculation of historical finding and development costs in response to our prior comment 32 that you do not include asset retirement costs in your presentation of capitalized costs incurred under your SFAS 69 disclosures. Please revise your presentation of capitalized costs incurred, as required by paragraph 21 of SFAS 69, to include asset retirement costs within the appropriate line items. Refer to our February 2004 industry letter at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm for further guidance. In this regard, the letter states, under its reference to paragraphs 21-23, that “We believe an entity should include asset retirement costs in its Costs Incurred disclosures in the year that the liability is incurred, rather than on a cash basis.”

Response:

We have revised the disclosure on F-25, Capitalized Costs Incurred to include accrued asset retirement and abandonment costs.

Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-1 and this letter. If we can facilitate your review, particularly as it relates to accounting or reserve engineering matters, by arranging for the appropriate company personnel to contact the staff directly, we would be happy to do so. I can be reached at (713) 951-5807.

Very truly yours,
/s/ William T. Heller IV

William T. Heller IV

cc:	Mellissa Duru

Jennifer Goeken

Ronald Winfrey